UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 15, 2021

BIG ROCK PARTNERS ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38302	82-2844431
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2645 N. Federal Highway, Suite 230 Delray Beach, FL	33483
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 734-2300

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one Right and one-half of one Warrant	BRPAU	The NASDAQ Stock Market LLC
Common Stock, par value $0.001 per share	BRPA	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Common Stock	BRPAR	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	BRPAW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. □

Item 8.01. Other Events.

On January 15, 2021, Big Rock Partners Acquisition Corp. (the “Company”) received notice from the Nasdaq Office of General Counsel that a Nasdaq Hearings Panel (“Panel”) had granted the Company’s request to continue its listing on Nasdaq through May 24, 2021 (“Extended Date”). As previously reported, the Company received notice from the Listing Qualifications Department (“Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, as of November 20, 2020, the Company was not in compliance with Nasdaq Listing Rule IM-5101-2, which requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering, and that the Company’s securities would be subject to delisting unless the Company timely requested a hearing before the Panel. On January 4, 2021, the Company received an additional notice from the Staff stating that the Company’s failure to hold an annual stockholder meeting for the fiscal year ended December 31, 2019 by December 31, 2020, as required by Nasdaq Listing Rule 5820, could serve as an additional basis for delisting the Company’s securities from Nasdaq. The Company requested a hearing before the Panel to appeal the Staff’s determination with respect to both notices and the hearing was held on January 14, 2021. The Panel’s decision is subject to certain conditions, including that the Company will have completed its previously-announced proposed business combination (the “Business Combination”) with NeuroRx, Inc. (“NeuroRx”) on or before the Extended Date and that the combined company will have demonstrated compliance with all requirements for initial listing on Nasdaq. While the Company expects to complete the Business Combination by the Extended Date, the Company cannot assure you that it will be able to do so. As previously disclosed, the Business Combination is subject to certain closing conditions and may be terminated prior to closing by the parties in certain circumstances, including in the event that the Business Combination is not consummated by April 23, 2021, which are described in more detail in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on December 17, 2020. In the event that the Company does not complete the Business Combination by the Extended Date or fails to demonstrate compliance with the Nasdaq initial or continued listing rules, the Company’s securities will be suspended from trading on Nasdaq.

Cautionary Note Regarding Forward Looking Statements

Statements contained in this Current Report on Form 8-K that are not historical facts may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or the Company's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans or intentions. Such forward-looking statements may relate to, among other things, the Company’s continued efforts and ability to regain and maintain compliance with the Nasdaq Listing Rules. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Additional Information and Where to Find It

This document relates to a proposed Business Combination and related transactions between NeuroRx and the Company (“Transactions”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form S-4 (“Registration Statement”), which will include a proxy statement for the solicitation of the approval of the Company’s stockholders, a prospectus for the offer and sale of the Company’s securities in the transaction and a consent solicitation statement of NeuroRx, and other relevant documents with the SEC. The proxy statement/prospectus/consent solicitation statement will be mailed to stockholders of the Company and NeuroRx as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND NEURORX ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement, prospectus and other documents containing important information about the Company and NeuroRx once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, copies of the documents filed with the SEC by the Company can be obtained free of charge on the Company’s website at www.bigrockpartners.com or by directing a written request to the Company at 2645 N. Federal Highway, Suite 230 Delray Beach, FL 33483.

Participants in the Solicitation

The Company, NeuroRx and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Transactions. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed Transactions of the Company’s directors and officers in the Company’s filings with the SEC, including the forthcoming proxy statement/consent solicitation statement/prospectus statement. You may obtain a free copy of these documents as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG ROCK PARTNERS ACQUISITION CORP.

Dated: January 20, 2021	By:	/s/ Richard Ackerman
	Name:	Richard Ackerman
	Title:	Chairman, President and Chief Executive Officer